Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

BIONOVO INC.

(a Delaware corporation)

Bionovo, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1. The certificate of incorporation of the Corporation is hereby amended by deleting the first paragraph of Section 1 of Article FOUR thereof in its entirety and inserting the following in lieu thereof:

“Section 1. Authorized Shares. The Corporation shall have the authority to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have the authority to issue is THREE HUNDRED FIFTY MILLION (350,000,000) shares, of which THREE HUNDRED FORTY MILLION (340,000,000) shall be Common Stock, and TEN MILLION (10,000,000) shares shall be Preferred Stock. Each share of Common stock shall have a par value of $0.0001, and each share of Preferred Stock shall have a par value of $0.0001.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed and acknowledged by its duly appointed officer as of this 7th day of July 2010.

/s/ Thomas C. Chesterman
Name:	Thomas C. Chesterman
Title:	Senior Vice President, Chief Financial
Officer and Assistant Secretary